SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period June 30, 2006

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

SANPAOLO IMI

NEWS RELEASE

Board Meeting called to decide on Fideuram shareholding

Turin, June 30, 2006 — Today it was decided to schedule on July 4, 2006 meetings of Sanpaolo IMI and Eurizon Financial Group Boards of Directors regarding the shareholding structure of Banca Fideuram.

In consideration of that, it was also decided to hold on July 4, 2006 a Board Meeting of Banca Fideuram.

RELAZIONI ESTERNE
INVESTOR RELATIONS
Filippo Vecchio
Dean Quinn
Tel: +39 011 555 7747
Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com
e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name:	James Ball
Title:	Head of International Strategy, London Branch

Date: June 30, 2006